PE 8/23/2013



UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3628



13003360

DIVISION OF
CORPORATION FINANCE

Received SEC

AUG 23 2013

Washington, DC 20549

NO ACT

August 23, 2013

Via Facsimile & U.S. Mail
Brian V. Breheny, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, D.C. 20005-2111

Act: 1934
Section:
Rule: 13e-4(d)(1); 13e-4(f)(1)(ii)
Date Of Availability: August 23, 2013

**Re: VWAP Pricing in Issuer Cash and Common Stock Exchange Offers by American Equity Investment Life Holding Company**

Dear Mr. Breheny:

We are responding to your letter dated August 23, 2013 addressed to Michele M. Anderson and Perry J. Hindin, as supplemented by telephone conversations with the staff, with regard to your request for no-action relief. To avoid having to recite or summarize the facts set forth in your letter, our response is attached to the enclosed copy of your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your letter.

On the basis of your representations and facts presented in your letter, the staff of the Division of Corporation Finance will not recommend that the Securities and Exchange Commission take enforcement action under Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b) under the Exchange Act if the Company conducts the Offers by using the Pricing Mechanisms as described in your letter. In issuing this no-action position, we considered the following facts, among others:

- each Prospectus will disclose the Pricing Mechanism for determining the final purchase price per Subject Security that is equal to the sum of 95% of the Parity Value plus a fixed amount of cash (together with any accrued and unpaid interest);

- each Prospectus will include an illustrative table showing calculations of the purchase price;

- each Prospectus will disclose a fixed minimum purchase price that will be paid by the Company for each Subject Security tendered and purchased;

- the Pricing Mechanisms and the minimum price will remain fixed throughout the duration of the Offers; and, if there is a change in a Pricing Mechanism or the minimum price, the applicable Offer will remain open for at least 10 business days;

- the Common Stock used as the reference security in the Pricing Mechanisms is listed on the New York Stock Exchange;

- the Company's belief that the value of the Subject Securities is directly correlated to the trading price of the Common Stock;

- the Company will publish the daily indicative calculated purchase prices per Subject Security on a webpage maintained for each Offer and has provided a toll-free number that holders of the Subject Securities can use to obtain pricing related information;

- the Company will publish the final purchase prices on each Offer webpage and in a press release no later than 4:30 p.m., New York City time, on the Expiration Date of the Offers, and electronically file that information on an amended Schedule TO;

- the Company will make available forms of VOI and notice of withdrawal in its printed offering materials and on each Offer webpage, will permit tenders and withdrawals to be made until midnight on the Expiration Date, and will disclose the procedures for making tenders and withdrawals in the offering materials;

- each Prospectus will include disclosure informing beneficial holders of the Subject Securities that they must make arrangements with their brokers or similar institutions for such brokers or similar institutions to fax a VOI or notice of withdrawal (as applicable) to the Depositary on such beneficial holders' behalf prior to midnight, New York City time, on the applicable Offer's Expiration Date; and

- each Prospectus will disclose that the Company is seeking to buy any and all of the Subject Securities.

The foregoing no-action position is based solely on your representations and the facts presented in your letter dated August 23, 2013, as supplemented by telephone conversations with the staff. Any different facts or circumstances may require a different conclusion. This relief is strictly limited to the application of Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b) to the Company's use of the Pricing Mechanisms. This response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented. The Company should discontinue the Offers pending further consultations with the staff if any of the facts or representations set forth in your letter change.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 9(a), 10(b) and 14(e) of the Exchange Act and Rules 10b-5, 13e-4(j) and 14e-3 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws rests with the participants in the Offers. The Division of Corporation Finance expresses no view with respect to any other questions that the Offers may raise, including any questions relating to the adequacy of the disclosure regarding, and the applicability of any other federal or state laws to, the Pricing Mechanisms or the Offers.

Sincerely,



Michele M. Anderson
Chief
Office of Mergers and Acquisitions
Division of Corporation Finance

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIRECT DIAL
202-371-7180
DIRECT FAX
202-661-9010
EMAIL ADDRESS
BRIAN.BREHENY@SKADDEN.COM

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August 23, 2013

VIA E-MAIL

Ms. Michele M. Anderson, Chief
Mr. Perry Hindin, Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U. S. Securities and Exchange Commission
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549-3628

Re: VWAP Pricing in Issuer Cash and Common Stock Exchange Offers by American Equity Investment Life Holding Company

Dear Ms. Anderson and Mr. Hindin:

We are writing on behalf of our client American Equity Investment Life Holding Company, an Iowa corporation (the "Company"), in connection with two proposed exchange offers (each an "Offer" and together the "Offers") by the Company to exchange any and all of the Company's outstanding 3.50% Convertible Senior Notes due 2015 (the "2015 Notes") and any and all of the Company's outstanding 5.25% Contingent Convertible Senior Notes due 2029 (the "2029 Notes" and together with the 2015 Notes, the "Subject Securities") at a purchase price per Subject Security[1] determined in accordance with the Pricing Mechanisms (as defined below). The Subject Securities are convertible pursuant to their terms into shares of the Company's

[1] As used in this letter, any reference to offer consideration or value "per Subject Security" or "for each Subject Security" means offer consideration or value per $1,000 principal amount of Subject Securities.

common stock, par value $1.00 per share (the "Common Stock"), which are listed for trading on the New York Stock Exchange. Accordingly, the Offers are subject to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in addition to Regulation 14E and Sections 13(e) and 14(e) under the Exchange Act.

We are writing to request, on behalf of the Company, that the staff of the SEC (the "Staff") confirm that it will not recommend that the SEC take enforcement action against the Company pursuant to Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b) under the Exchange Act with respect to the Company's use of the Pricing Mechanisms to determine the offer consideration to be paid per Subject Security pursuant to the Offers.

## I. The Offers

The Company proposes to offer to exchange any and all of the outstanding Subject Securities pursuant to the Offers. Each Offer will expire at midnight, New York City time, (the "Expiration Date"), on a date which is 40 business days after the commencement of such Offer (the "Commencement Date"). All of the Subject Securities are held in book-entry form through the facilities of The Depository Trust Company ("DTC"), and all of the Subject Securities are currently represented by one or more global certificates held on behalf of DTC's nominee for the account of DTC participants. The Company has advised us that, based on discussions between its management and the dealer managers it intends to appoint for the Offers (the "Dealer Managers"), the Company believes that substantially all of the holders of the Subject Securities are institutional investors and a majority of such holders are convertible arbitrageurs or similar investors that typically hedge their convertible note holdings by shorting the underlying common stock. The Offers will be subject to customary general conditions but will not be subject to a minimum tender condition or financing condition. The terms of the Offers will be more fully described in each prospectus (the "Prospectus") included in the Company's Registration Statements on Form S-4 for each Offer to be filed by the Company. The Offers will also be described in a Schedule TO (the "Schedule TO") to be filed by the Company for each Offer.

Participation in the Offers by holders of the Subject Securities will be entirely voluntary. It is expected that none of the Company, its management or board of directors, the Dealer Managers, the exchange agent or the information agent for the Offers will make any recommendation to holders of the Subject Securities as to whether or not to participate in the Offers. Subject Securities that are not exchanged in the Offers will remain outstanding on their current terms and conditions. Subject Securities accepted for exchange by the Company in the Offers will be cancelled and retired.

Because the trading price of the Common Stock on the New York Stock Exchange has in recent periods been, and is currently, in excess of the conversion price of the respective Subject Securities (*i.e.*, both series of Subject Securities are "in the money"), the Company believes that the value of the Subject Securities is directly correlated to the trading price of the Common

Stock.[2] Accordingly, a portion of the consideration which the Company will offer to pay for each Subject Security tendered and exchanged in the Offers will be determined by reference to the Average VWAP for the Common Stock. For purposes of the Offers, the "Average VWAP" is the simple arithmetic average of the daily VWAP over an averaging period of 40 consecutive trading days ending on the Expiration Date (the "VWAP Averaging Period"), and the daily VWAP of any trading day is the per share volume-weighted average price of the Common Stock in trades that take place from the scheduled open of trading (9:30 a.m., New York City time) to the scheduled close of trading (4:00 p.m., New York City time) on that trading day, as displayed under the heading "Bloomberg VWAP" on Bloomberg page AEL <Equity> AQR. The Company (based on the advice of the Dealer Managers) believes a 40 consecutive trading day averaging period, beginning on the day the Offers commence, is an appropriate timeframe over which to determine the value of the offer consideration, which will most likely include a number of shares of Common Stock to be issued.[3] The Company also believes that a 40 consecutive trading day averaging period will allow for normal trading volumes of its Common Stock during the averaging period due to the significant short positions in the Common Stock held by many of the holders of the Subject Securities that the Company believes will be unwound before the Subject Securities are exchanged. The Company will utilize an Average VWAP to determine a fair valuation for the Common Stock as of the Expiration Date. Ultimately, sophisticated investors will determine if the Average VWAP formulation is appropriate because they have discretion as to whether to accept the Offers.

The Prospectus for the Offer for the 2015 Notes will provide that the offer consideration per $1,000 principal amount of 2015 Notes will equal (i) $143.92 plus (ii) ninety-five percent (95%) of the product of the Average VWAP *multiplied* by the 80.9486, namely the Conversion Rate for the 2015 Notes (the "2015 Notes Pricing Mechanism"). The Prospectus for the Offer for the 2029 Notes will provide that the offer consideration per $1,000 principal amount of 2029 Notes will equal (i) $159.38 plus (ii) ninety-five percent (95%) of the product of the Average VWAP *multiplied* by 104.4932, namely the Conversion Rate for the 2029 Notes (the "2029 Notes Pricing Mechanism," and together with the 2015 Pricing Mechanism, the "Pricing Mechanisms"). The offer consideration for the 2015 Notes will include a cash payment of $1,150.00 per $1,000 principal amount of 2015 Notes accepted for exchange in the Offers. In the event that the offer consideration for the 2015 Notes exceeds $1,150.00, the offer consideration will include (i) a cash payment of $1,150.00 per $1,000 principal amount of 2015 Notes accepted

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[2] The conversion rate is 80.9486 shares for each $1,000 principal amount of 2015 Notes and 104.4932 shares for each $1,000 principal amount of 2029 Notes (each a "Conversion Rate"). This corresponds to a conversion price of $12.35 per share of Common Stock for the 2015 Notes and a conversion price of $9.57 per share of Common Stock for the 2029 Notes. On August 15, 2013, the closing price per share of the Common Stock on the New York Stock Exchange was $19.27. As described in greater detail in the "Discussion" section below, the Company believes there is a direct correlation between the Value of the Subject Securities and the trading price of the Common Stock.

[3] The Company is not seeking no-action relief from Rule 13e-4(e)(3) with regard to a change in the form of offer consideration if the offer consideration for either the 2015 Notes or 2029 Notes will consist solely of cash.

for exchange in the Offers and (ii) a number of shares of Common Stock equal to the quotient of the total value of the offer consideration less the $1,150.00 cash payment, divided by the Average VWAP. The offer consideration for the 2029 Notes will include a cash payment of $1,500.00 per $1,000 principal amount of 2029 Notes accepted for exchange in the Offers. In the event that the offer consideration for the 2029 Notes exceeds $1,500.00, the offer consideration will include (i) a cash payment of $1,500.00 per $1,000 principal amount of 2029 Notes accepted for exchange in the Offers and (ii) a number of shares of Common Stock equal to the quotient of the total value of the offer consideration less the $1,500.00 cash payment, divided by the Average VWAP. The Offer for the 2015 Notes will have a minimum offer consideration, payable in cash, of $1,150 and the Offer for the 2029 Notes will also have a minimum offer consideration, payable in cash, of $1,500.00 (with respect to each Offer, as applicable, the "Minimum Offer Consideration"). Cash will be paid in lieu of fractional shares based upon the Average VWAP.[4] In addition, holders of Subject Securities exchanged in the Offers will receive accrued and unpaid interest in cash on their Subject Securities accepted for exchange up to, but excluding, the settlement date of the Offers.[5]

Accordingly, investors will generally benefit from increases in the value of the Common Stock during the VWAP Averaging Period. Each Prospectus will include tables showing illustrative calculations of the offer consideration for the series of Subject Securities based on a range of hypothetical Average VWAP values for the Common Stock.

Each Prospectus will include links to the webpage (www.gbsc-usa.com/american-equity.com) that will provide updated indicative offer consideration per Subject Security during the term of the Offers. In particular:

- During the first five trading days of the VWAP Averaging Period, the webpages will show an indicative Average VWAP and the resulting indicative offer consideration per Subject Security calculated as though that day were the Expiration Date.
- During each trading day during the VWAP Averaging Period after the first five trading days, the webpages will show the indicative Average VWAP and resulting indicative offer consideration per Subject Security using cumulative actual trading

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[4] The cash consideration has been set for each Offer at a level that will likely result in holders of Subject Securities receiving a portion of the offer consideration in shares of Common Stock. Assuming an estimated Average VWAP based on the price of Common Stock as of the close of business on August 15, 2013 of $19.27, the offer consideration per $1,000 principal amount of 2015 Notes will equal $1,625.81 and with the cash consideration set at $1,150.00, holders of 2015 Notes would receive 24 shares of Common Stock; the offer consideration per $1,000 principal amount of 2029 Notes will equal $2,072.28 and with the cash consideration set at $1,500.00, holders of 2029 Notes would receive 29 shares of Common Stock.

[5] For purposes of this letter, the Company acknowledges that a change in the Pricing Mechanisms would constitute a change in the consideration offered for the Subject Securities within the meaning of Rules 13e-4(f)(1)(ii) and 14e-1(b) and would require the Offers to remain open for at least 10 business days from the date that notice of such change is first published or sent or given to holders of the Subject Securities.

data, updated every three hours starting at 10:30 a.m., New York City time,[6] on each trading day as follows:

- Beginning on the sixth trading day of the VWAP Averaging Period, the webpages will show the indicative Average VWAP and resulting indicative offer consideration per Subject Security that reflect the simple arithmetic average of the daily VWAP on the preceding trading days of the VWAP Averaging Period and the actual intra-day volume-weighted average price during the elapsed portion of such trading day, weighting the daily VWAP for each preceding trading day in the period the same as such actual intraday volume-weighted average price. For example, based on the VWAP Averaging Period of 40 trading days, at any time during the 40th trading day of the VWAP Averaging Period, the webpages will show the indicative Average VWAP equal to (a) the combined daily VWAP for the preceding 39 trading days plus the actual intra-day volume-weighted average price during the elapsed portion of the 40th trading day divided by (b) 40, as well as the resulting indicative offer consideration per Subject Security.

- Each time the webpages are updated, they will also show a reasonably current trading price (and, before the VWAP Averaging Period starts and during the first five trading days of the VWAP Averaging Period, it will show the closing trading price) for the Common Stock on the New York Stock Exchange.[7]

Each Prospectus will also disclose toll-free telephone numbers that holders of the Subject Securities can call to contact the information agent for the Offers to obtain the same information that is posted on the webpages.

The Company will announce the final offer consideration per Subject Security by press releases and on the webpages no later than 4:30 p.m., New York City time, on each Expiration Date, and will amend each Schedule TO filed in respect of the Offers to disclose the final offer consideration per Subject Security and attach the applicable press release as an exhibit.

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6 While the indicative Average VWAP and offer consideration per Subject Security will be updated every three hours during the VWAP Averaging Period, this information will reflect a 15-minute delay in the reported pricing information due to restrictions on publication of real-time price and volume data.

7 We do not believe it would be useful for the webpages to include regularly updated trading prices for the Subject Securities because (a) the Subject Securities are not listed, there is no other established public market for them, the trading market for them is not active, prices reported for them by Bloomberg and other pricing services are sporadic and, as a result, we question whether updated values for them would be meaningful and (b) based on the limited pricing data available for the Subject Securities, the Company believes that the value of the Subject Securities is directly correlated to the trading prices of the shares of Common Stock into which they are convertible. We also note that there is no requirement for an offeror in an exchange offer to provide updated trading prices for the targeted securities.

Holders of the Subject Securities will have withdrawal rights until each Offer expires. Because each Offer will expire at midnight, New York City time, at the end of the last day of the VWAP Averaging Period—approximately 7.5 hours after the Company announces the final offer consideration per Subject Security—holders will have an opportunity for last-minute tenders and withdrawals. In this regard, we note the following:

- We have been advised that DTC will be open until 5:00 p.m., New York City time, on each Expiration Date, which will enable holders of the Subject Securities to tender or withdraw Subject Securities in that system for 30 minutes after the Company announces the final offer consideration per Subject Security.

- Between 5:00 p.m., New York City time, and midnight, New York City time, at the end of each Expiration Date, tenders of Subject Securities will be able to be made by faxing a voluntary offering instructions form (a "VOI") to the exchange agent for the Offers (the "Exchange Agent"), and withdrawals of previous tenders will be able to be made by faxing notices of withdrawal to the Exchange Agent.[8] The Exchange Agent will cause those tenders and withdrawals to be reflected when DTC's system reopens at 8:00 a.m., New York City time, on the business day after the Expiration Date.

- The Company will make available forms of the VOI and notice of withdrawal both in printed materials and via the webpages described above. Copies of these documents will also be included as exhibits to each Prospectus filed by the Company in relation to the Offers. Each Prospectus will explain the procedures for afterhours tenders and withdrawals, including the times and methods by which tenders and withdrawals must be made. Furthermore, the procedure for tendering Subject Securities by means of a VOI will be disclosed in each Prospectus.

## II. Discussion

We have been advised by the Company that, because the Subject Securities by their terms are convertible into shares of Common Stock, or a combination of shares of Common Stock and a cash payment, the Company believes that there is a direct correlation between the price at which holders of Subject Securities would be willing to tender their respective Subject Securities

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[8] All holders of Subject Securities will be able to have their Subject Securities tendered or withdrawn via these fax procedures. However, only DTC participants (i.e., brokers and similar institutions shown on a DTC security position listing as the owners of Subject Securities) will be able to deliver such faxes. In order to facilitate use by beneficial holders of Subject Securities who own their Subject Securities through a broker or similar institution of the VOI and withdrawal procedures applicable to tenders and withdrawals after 5:00 p.m., New York City time, on each Expiration Date, the Prospectus will inform such beneficial holders that they must make arrangements with their brokers or similar institutions for such brokers or similar institutions to fax a VOI or a notice of withdrawal (as applicable) to the Exchange Agent on such beneficial holders' behalf prior to midnight, New York City time, at the end of the Expiration Date.

and the trading price of the Common Stock at the time of such tender. Although the Subject Securities are not publicly traded, the Company has observed, based on the limited pricing data available, a direct correlation between the value of the Subject Securities and the trading price of the Common Stock.[9] In light of this correlation, the Company has determined the offer consideration in accordance with a formula that offers holders of the Subject Securities a portion of the offer consideration per Subject Security based on the trading price of the Common Stock, as described in more detail above.[10]

The Pricing Mechanisms use the VWAP Averaging Period, which ends on the Expiration Date rather than two business days prior to the Expiration Date (so-called "Day 38" pricing), because, if Day 38 pricing were used, increases in the trading price of the Common Stock during the last two business days of the Offers could cause the offer consideration per Subject Security offered pursuant to the Offers to be less than the value of the Subject Securities on the Expiration Date, requiring the Company to increase the offer consideration per Subject Security in the Offers to induce holders of the Subject Securities to tender (or not withdraw) their Subject Securities. Similarly, a decrease in the trading price of the Common Stock during the last two business days of the Offers could cause the offer consideration per Subject Security offered pursuant to the Offers to be greater than the value of Subject Securities in the Offers, requiring the Company to reduce the offer consideration per Subject Security in the Offers (subject to the minimum offer consideration) to avoid "over paying" for the Subject Securities to the detriment of the Company and its stakeholders who are not holders of the Subject Securities.[11] With Day 38 pricing, increases or decreases in the offer consideration per Subject Security to offset

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[9] To assess the correlation between the values of the Subject Securities and the trading prices of the Common Stock, the Dealer Managers provided the Company with a comparison of such amounts. The Company observed that the square of the price correlation coefficient ("R-Squared") of the 2015 Notes with respect to the Common Stock was 98.79 (with 100% being perfectly correlated) over the last year and the 2029 Notes with respect to the Common Stock was 95.89% (with 100% being perfectly correlated) over the period from March 2011 to April 2013. We have supplementally provided to the Staff a graph that illustrates this correlation. This correlation supports the conclusion that the value of the Subject Securities is highly sensitive to movements in the trading price of the Common Stock such that an increase (or decrease) in the trading price of the Common Stock results in an increase (or decrease) in the value of the Subject Securities. Because of this price sensitivity, the Company believes that the use of a pricing formula is the optimal means of presenting the amount of the offer consideration.

[10] The Company, after extensive consultation with the Dealer Managers for the Offers, developed the pricing formula to provide holders with a premium over the parity value of the Subject Securities, which, as discussed above, is correlated to the value of the number of shares of Common Stock into which such Subject Security is currently convertible in accordance with its terms (the "Parity Value").

[11] While the applicable Minimum Offer Consideration per Subject Security contemplated by the Offers presents some risk that the Company will "over pay" for the Subject Securities in the Offers, the Company believes that this risk is outweighed by the benefit of the certainty afforded by the applicable Minimum Offer Consideration to holders of the Subject Securities and the Company in the event that the trading price of the Common Stock decreases significantly during the Offers. The Company also notes that the applicable Minimum Offer Consideration of both Offers will exceed the respective outstanding principal amount of the Subject Securities to be exchanged.

potential fluctuations in the trading price of the Common Stock during the last two business days of the Offers could be necessitated on multiple occasions, with each such increase or decrease requiring an extension of the Offers pursuant to Rules 13e-4(f)(1)(ii) and 14e-1(b) and, in theory, resulting in the Offers being extended in perpetuity. The potential for multiple extensions of the Offers could create a significant amount of market uncertainty as to when, or if, the Offers would ever be completed.

As compared to a pricing mechanism that uses Day 38 pricing, the Pricing Mechanisms, with the VWAP Averaging Period ending on the Expiration Date, foster greater certainty for the Company and holders of the Subject Securities by establishing a final offer consideration that is more closely correlated to the value of the Subject Securities on the Expiration Date and thereby reducing the likelihood of a last-minute pricing amendment and consequent extension of the Offers, which extension would necessarily delay payment of the offer consideration to tendering holders of Subject Securities.[12]

The Pricing Mechanisms establish the offer consideration per Subject Security in a simple, easy-to-understand and transparent fashion. More importantly, holders of the Subject Securities prior to and during the VWAP Averaging Period will know the exact mechanism for determining the final offer consideration per Subject Security, as well as the applicable Minimum Offer Consideration that the Company will pay for the Subject Securities. The holders of the Subject Securities have free and ready access to updated indicative pricing information, and they will have time to tender or withdraw their Subject Securities after the final offer consideration per Subject Security is announced, enabling them to make informed decisions about whether or not to tender.

We believe that holders of the Subject Securities expect to receive a specified amount of consideration in addition to the Parity Value of each Subject Security tendered. Imposing an arbitrary multi-day time delay between the time that the final offer consideration per Subject Security is determined and expiration of the Offers will interfere with that expectation (increasing the chance that the value delivered at expiration by the Company will differ substantially from the amount expected by holders of the Subject Securities) and is not necessary for the protection of investors.

We also note that the Company believes that substantially all of the holders of Subject Securities are institutional investors, with, as mentioned above, a majority of such holders being convertible arbitrageurs or similar investors that typically hedge their convertible note holdings. Such institutional investors have prior experience with tender offers and exchange offers in which the price was determined in a manner similar to the Pricing Mechanisms. Therefore, the

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12 It is possible that the closing price of the Common Stock on the Expiration Date may differ significantly from the Average VWAP used to determine the final offer consideration per Subject Security in the Offers, but we believe that the use of a VWAP Averaging Period that ends on the Expiration Date provides a reasonable balance between the objectives of providing the most current pricing practicable and reducing price distortions that could occur if prices were established at a single point in time.

Company believes that holders of the Subject Securities are able to analyze the Pricing Mechanisms and make informed decisions whether or not to tender Subject Securities (or to withdraw previously tendered Subject Securities) in the time periods to be described in the Prospectus, especially given the continuous flow of indicative pricing information being provided by the Company through the website and telephone numbers established for this purpose. For these reasons, we believe that the Pricing Mechanisms comply with the applicable rules, are not coercive or unfair and should be permitted.

Below we set forth additional reasons why we believe the Pricing Mechanisms comply with applicable SEC rules and should be permitted.

*Rules 13e-4(f)(1)(ii) and 14e-1(b) under Exchange Act*

Rules 13e-4(f)(1)(ii) and 14e-l(b), in relevant part, require a tender offer to remain open for at least 10 business days after notice of an increase or decrease in the consideration offered is first published, sent or given to security holders. The consideration to be offered for each Subject Security in the Offers will include a minimum cash amount in addition to a percentage of the Parity Value of the Subject Security (subject to the applicable Minimum Offer Consideration), payable in cash and, based on the current fair market value of the Common Stock, more than likely shares of Common Stock, with a set percentage of the Parity Value calculated as a function of the Average VWAP over the VWAP Averaging Period (95% for the 2015 Notes and 95% for the 2029 Notes). The Company will announce the foregoing consideration at the commencement of the Offers, and we do not believe the arithmetic calculation of the final offer consideration per Subject Security on the Expiration Date will be a change in "the consideration offered" within the meaning of Rules 13e-4(f)(1)(ii) and 14e-1(b).

*Rule 13e-4(d)(1) under the Exchange Act*

Rule 13e-4(d)(1) requires that the issuer in an issuer tender offer disclose the information required by Schedule TO, which, in turn, pursuant to Item 4 thereof, requires that the issuer disclose the amount of consideration offered for the securities subject to the tender offer. Because the Pricing Mechanisms, instead of a fixed price, are being used in an effort to comply with Item 4 of Schedule TO, there is some uncertainty as to whether disclosure of the Pricing Mechanisms satisfies this Item of the Schedule. For the same reasons we discuss above with respect to Rules 13e-4(f)(1)(ii) and 14e-1(b), we believe that each Prospectus, which will describe the precise manner in which the final offer consideration per Subject Security will be calculated, includes a full description of the consideration offered and that the absence of the final offer consideration per Subject Security in each Prospectus will not violate Rule 13e-4(d)(1) under the Exchange Act. In this regard, we acknowledge that the Company is not seeking an exemption from the disclosure requirements of Schedule TO. Rather, the Company believes that, if the Staff grants the requested no-action relief under Rule 13e-4(d)(1), the disclosure in each Prospectus of the Pricing Mechanisms would be deemed not to be inconsistent with the disclosure requirements of Schedule TO.

*Section 13(e) of Exchange Act*

Section 13(e) prohibits an issuer which has a class of equity securities registered under Section 12 of the Exchange Act from purchasing any equity security issued by it if such purchase is in contravention of the rules and regulations promulgated under the Exchange Act by the Commission to define acts and practices which are fraudulent, deceptive or manipulative and to prescribe means reasonably designed to prevent such acts and practices. For the same reasons we discuss above with respect to Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b), we believe the Prospectus will comply with Section 13(e) and the rules and regulations promulgated thereunder.

*Section 14(e) of Exchange Act*

Section 14(e) prohibits any person from omitting to state any material fact necessary in order to make the statements made in connection with a tender offer, in the light of the circumstances under which they were made, not misleading. For the same reasons we discuss above with respect to Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b), we believe that each Prospectus, which will describe the precise manner in which the final offer consideration per Subject Security will be calculated, includes a full description of the consideration offered and that the absence of the final offer consideration per Subject Security does not constitute an omission of a material fact that would violate Section 14(e) of the Exchange Act.

*Extension of Prior No Action Letters*

The Staff has long permitted formula pricing in the context of exchange offers.[13] In a letter for TXU Corporation (September 13, 2004), the Staff extended this rationale to issuer tender offers and granted no-action relief relating to Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b) under the Exchange Act for an issuer tender offer in which TXU used a "Day 18" pricing formula to determine the purchase price it offered for its outstanding equity units and convertible debt securities (with the final purchase prices per security being determined two business days prior to the expiration of TXU's exchange offer).

In a letter for Sonic Automotive, Inc. (July 24, 2012), the Staff granted no-action relief to an issuer exchange offer where a pricing mechanism similar to that proposed for the Offers was used and the consideration was comprised of a fixed cash payment and an amount of the issuer's Class A common stock based on the 10-day averaging period for determining Average VWAP of the Class A Common Stock (with the final purchase prices per security being determined on the expiration of Sonic's exchange offer as is proposed in relation to the Offers). Similar to the Offers, the Sonic Automotive offer included a minimum offer consideration amount, but unlike the Offers, the Sonic Automotive offer also included a maximum offer consideration amount. We do not believe these differences impact the rationale for the Staff to issue the relief requested for the Offers.

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[13] *See, e.g.,* the Staff's letters for Lazard Freres & Co. (August 11, 1995), AB Volvo (May 16, 1997) and Epicor Software Corporation (May 13, 2004).

In letters for McDonald's Corporation (September 27, 2006), Weyerhaeuser Company (February 23, 2007), Halliburton Company (March 23, 2007) and Kraft Foods Inc. (July 1, 2008) (collectively, the "Day 20 Split-Off Letters"), the Staff granted no-action relief relating to Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b) under the Exchange Act permitting companies involved in split-off exchange offers to price the common shares being offered and the common shares being acquired based on volume-weighted average prices over a two- or three-trading day averaging period ending on the last day of the applicable exchange offer, so-called "Day 20" pricing.[14]

In addition, in a letter for CNO Financial Group, Inc. (February 11, 2013), the Staff granted no-action relief relating to Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b) under the Exchange Act for an issuer cash tender in which CNO used a pricing formula based on an averaging period of a minimum of 25 days to determine the purchase price it offered for its outstanding convertible debt securities (with the final purchase price per security being determined on the expiration of CNO's tender offer). It is our understanding that the CNO Financial offer used a 30-day VWAP period.

In a letter for Citizens Republic Bancorp, Inc. (August 21, 2009), the Staff granted no-action relief relating to Rule 14e-1(b) under the Exchange Act permitting the offeror to issue a fixed dollar value of its common stock in exchange for its outstanding non-convertible subordinated notes and trust preferred securities, with the final number of shares of common stock to be issued being determined on the expiration date of the exchange offer.[15]

Subsequent to the Citizens Republic letter, in a letter for Thermo Fisher Scientific Inc. (November 13, 2009), a letter for Textron, Inc. (October 7, 2011) and the CNO Financial Group, Inc. (February 11, 2013), the Staff granted no-action relief relating to Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b) under the Exchange Act with respect to an offer with a Day 20 (or, in the case of the CNO Financial Group, Inc. letter, Day 25 or longer) pricing mechanism substantially similar to the Pricing Mechanisms and with structural protections, such as daily publishing of the

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[14] We note that the pricing mechanisms in the exchange offers described by the Day 20 Split-Off Letters generally limited the maximum number of shares that would be issued by the offerors, which could result in tendering holders receiving a value for their tendered securities less than the disclosed value. As a result, the offerors in the Day 20 Split-Off Letters undertook to extend their respective offers by two trading days in the event that the maximum share limitations were in effect to give holders additional time to determine whether or not to tender their securities. The applicable Minimum Offer Consideration contemplated by the Offers protects tendering holders by ensuring that tendering holders will receive at least the minimum cash amount in exchange for their tendered Subject Securities, notwithstanding a decline in the trading price of the Common Stock (and a corresponding decline in the value of the Subject Securities) during the Offers. Because the applicable Minimum Offer Consideration contemplated by the Offers does not present the same risk as the maximum share limitations contemplated by the exchange offers described in the Day 20 Split-Off Letters, we do not believe it is necessary to undertake to extend the Offers in the event that the applicable Minimum Offer Consideration is in effect on the Expiration Date.

[15] Unlike the Offers, the exchange offer contemplated by the Citizens Republic letter was not subject to Rule 13e-4. We do not view this distinction as significant.

indicative calculated offer consideration on a webpage, substantially similar to those for the Offers.[16]

We believe that the rationale of the letters to Sonic Automotive, Inc., Textron, Inc., CNO Financial Group, Inc., Thermo Fisher Scientific Inc. and Citizens Republic Bancorp, Inc., and the Day 20 Split-Off Letters (collectively, the "Day 20/25 Letters") applies to the Offers because:

- The Pricing Mechanisms are consistent with the relief granted in the Day 20/25 Letters in all material respects; (i) the formula component of the Pricing Mechanisms and a minimum cash amount are fixed and will remain constant during the Offers (subject to the Minimum Offer Consideration and subject to compliance with Rule 13e-4(f)(1)(ii) and Rule 14e-1(b) if the pricing formula is changed), (ii) the final offer consideration is based on readily observable trading prices for securities listed on a national securities exchange, (iii) the Company will issue a press release announcing the final offer consideration and post the final offer consideration to the webpages described above promptly following the close of trading on the Expiration Date and will file an amendment to each Schedule TO setting forth the final offer consideration and including the press release as an exhibit, thus allowing investors time for tenders and withdrawals following the determination of the final offer consideration, and (iv) each Prospectus will include a toll-free telephone number and links to webpages through which holders of the Subject Securities can access indicative offer considerations, enabling holders to predict whether the final offer consideration will make participation in the Offers economically beneficial to them.

- As compared to Day 38 pricing, the Day 40 pricing in the Offers reduces the likelihood of a disparity between the offer consideration offered in the Offers and the value of the Subject Securities and protects any less sophisticated investors as well as holders of the Common Stock. If Day 38 pricing were used, the value of the Subject Securities could fluctuate without limit during the last two business days of the Offers. If, for example, the value of the Subject Securities were to decrease, sophisticated investors might reestablish their short positions during that two-business-day period, including by use of rapid, program trade execution, whereas less sophisticated investors may lack the know-how or means to do the same. Any such steps taken by these sophisticated investors to reestablish short positions could result in a substantial number of shares being sold, with a resulting significant, artificial and short-term adverse impact on the price of the Common Stock. This, in turn, could negatively impact the less sophisticated holders of the Subject Securities as well as holders of the Common Stock.

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[16] In this regard, the Company is using the same information agent and the same procedures as were used in the Sonic Automotive exchange offer and the CNO, Thermo Fisher and Textron tender offers, which include, as will be described in the Prospectus, multiple daily website updates displaying the indicative Average VWAP and resulting indicative offer consideration.

- Investors are accustomed to the type of real-time pricing information contained in the Pricing Mechanism. As was noted in the McDonald's and Weyerhaeuser no-action letters, over the last 10 years, trading markets and investor behavior and expectations have changed dramatically due to the substantially increased penetration of the Internet and online brokerage services among all classes of investors, with investor trading behavior now being driven largely by free, widely available online quotation sources, readily available online brokerage account execution services and free, online "real-time" financial news.

*Inclusion of Shares of Common Stock as a Portion of the Offer Consideration*

For the reasons discussed below, the inclusion of shares of Common Stock as a portion of the offer consideration should not change the rationale for the Staff to grant the relief requested.

The Staff has taken a no-action position in stock-for-stock and stock-for-debt exchange offers, including offers where the consideration to be paid was comprised of a number of shares of publicly-traded common stock calculated using an Average VWAP methodology substantially similar to the formula used in the Offers and where the consideration to be paid was comprised of a fixed cash payment and a number of shares of publicly-traded common stock calculated using an Average VWAP. See, for example, Kraft Foods Inc. (July 16, 2008)(stock-for-stock exchange offer), McDonald's Corp. (September 27, 2006)(stock-for-stock exchange offer), Proctor & Gamble Co. (October 8, 2008)(stock-for-stock exchange offer), Weyerhauser Company (February 23, 2007)(stock-for-stock exchange offer) and Citizens Republic Bancorp, Inc. (August 21, 2009)(offer of shares of common stock in exchange for debt securities) and Sonic Automotive, Inc. (July 24, 2012)(offer of a fixed cash payment and shares of common stock in exchange for debt securities).[17] In the letter for Sonic Automotive, Inc. (July 24, 2012), the Staff granted no-action relief to an issuer exchange offer where a pricing mechanism similar to that proposed for the Offers was used and the consideration was comprised of a fixed cash payment and an amount of the issuer's Class A common stock.

The Company believes the Staff should reach the same conclusion with respect to the Offers for several reasons. First, the Company believes that holders of Subject Securities will make their investment decision based on the value of offer consideration, not the type of consideration because:

- the Common Stock is, and is expected to be, a liquid security actively traded on the New York Stock Exchange;

[17] The subject securities in the Citizens Republic letter were non-convertible debt securities and, as a result, that exchange offer was not subject to Section 14(d) of the Exchange Act or Regulation 14D.

- like the shares of Common Stock that would be issuable upon conversion of the Subject Securities, the shares of Common Stock issuable in the Offers will be registered and freely tradable upon issuance;

- holders of the Subject Securities have full and ready access to the trading price of the Common Stock and the indicative value of the offer consideration throughout the VWAP Averaging Period; and

- the value of the offer consideration will be fixed as of 4:30 pm on each Expiration Date.

Second, under the terms of the Subject Securities, the Company would have the option of net share settlement (i.e., to settle its obligations using a combination of cash and shares of Common Stock) under most circumstances, in the case of the 2015 Notes or would be required to use net share settlement, in the case of the 2029 Notes, upon conversion of the Subject Securities. The Dealer Managers have advised the Company that the payment of a portion of the offer consideration in shares of Common Stock is consistent with the expectations of investors because the Subject Securities contain provisions for net share settlement upon conversion. As a result, the offer consideration is structured to be aligned with the consideration holders would have received upon such conversion of the Subject Securities pursuant to their terms.

*Use of a 40-day Averaging Period*

The Pricing Mechanisms in the Offers are substantially similar to the Day 20 or Day 25 pricing mechanism utilized in the tender offers for CNO Financial Group, Inc., Sonic Automotive, Inc., Textron, Inc. and Thermo Fisher Scientific Inc. The Staff has also taken a no-action position in a variety of exchange offers using an Average VWAP methodology substantially similar to the formula used in the Offers, including formulas using a shorter averaging period than that used in the Offers. See for example Lazard Freres & Co. (August 11, 1995), AB Volvo (May 16, 1997), Epicor Software Corporation (May 13, 2004), Towers Watson & Co. (May 17, 2010) and TXU Corporation (September 13, 2004). Although those exchange offers utilized Day 18 pricing, the Company believes the rationale of those letters is analogous in the context of exchange offers utilizing Day 20 or Day 25 pricing, like that permitted by the Staff in CNO Financial Group, Inc. (February 11, 2013) and Sonic Automotive, Inc. (July 24, 2012), for a variety of reasons. First, the Company believes the paramount consideration for any averaging period of any duration is striking a reasonable balance between the objectives of closely correlating the final offer consideration with the value of the Subject Securities on the Expiration Date and avoiding potentially material changes in the offer consideration that could otherwise be caused by isolated anomalies in the trading price of the Common Stock during an averaging period, including last minute fluctuations in trading prices. The Company believes that a 40 consecutive trading day averaging period will allow for normal trading volumes of its Common Stock during the averaging period due to the significant short positions in the Common Stock held by many of the holders of Subject Securities that the Company believes will be unwound before the Subject Securities are exchanged. The Company believes the 40-day averaging period appropriately strikes this balance and helps to minimize market risk to the benefit of both investors and the Company.

* * * * *

On the basis of the foregoing, we respectfully request, on behalf of the Company, that the Staff confirm that it will not recommend that the SEC take enforcement action against the Company pursuant to Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b) under the Exchange Act with respect to the Company's use of the Pricing Mechanisms to determine the offer consideration to be paid per Subject Security pursuant to the Offers.

If you have any questions regarding this request or the Offers, please call me at your convenience at (202) 371-7180.

Very truly yours,



Brian V. Breheny

cc: William Kunkel, American Equity Investment Life Holding Company
John D. Lobrano, Simpson Thacher & Bartlett LLP